May 5, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Turning Point Brands, Inc.
Registration Statement on Form S-1 (File No. 333-207816)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as representatives of the several underwriters of Turning Point Brands, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time, on May 10, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 28, 2016, through the date hereof:

Preliminary Prospectus dated April 28, 2016:

849 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Cowen and Company, LLC
FBR Capital Markets & Co.

As Representatives of the several Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Michael Campbell
Michael Campbell
Managing Director, Equity Capital Markets

FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
Name: Paul Dellisola
Title: Senior Managing Director